

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2015

Via E-mail
Bernard Denoyer
Senior Vice President, Finance
Synergy Pharmaceuticals, Inc.
420 Lexington Avenue, Suite 2012
New York, New York 10170

> **Re: Synergy Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2015**
> **File No. 001-35268**

Dear Mr. Denoyer:

We have limited our review of your proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your proxy statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your proxy statement or your response to our comment, we may have additional comments.

Proposal 2, page 30

1. We note that you have proposed an amendment to your certificate of incorporation that would increase the number of authorized shares of your common stock. Please amend to disclose whether you have any plans, arrangements, understandings, etc. to issue any of the shares that would be newly available for issuance. If such plans exist, please disclose all material information. If not, please revise your disclosure to indicate that you have no such plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filing;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Jeffrey Fessler
Sichenzia Ross Friedman Ference LLP